As filed with the Securities and Exchange Commission on November 30, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PHOTOMEDEX, INC.
(Exact name of registrant as specified in its charter)

Delaware	59-2058100
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)
147 Keystone Drive
Montgomeryville, Pennsylvania 18936
(215) 619-3600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffrey F. O’Donnell
Chief Executive Officer
PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, Pennsylvania 18936
(215) 619-3600
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

PhotoMedex, Inc.	Morgan, Lewis & Bockius LLP
Attn: Davis Woodward, Corporate Counsel	Attn: Brian C. Miner, Esq.
147 Keystone Drive	1701 Market Street
Montgomeryville, Pennsylvania 18936	Philadelphia, Pennsylvania 19103
Phone: (215) 619-3600	Phone: (215) 963-5000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities only in connection with dividend or interest reinvestment plans, check the following box: ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount To Be	Offering Per Share	Aggregate Offering	Amount of
Title of Shares to be Registered	Registered	Price(1)	Price(1)	Registration Fee
Common stock, $0.01 par value per share	9,760,000	$1.08 (1)	$10,540,800 (1)	$1,128
Common Stock, $0.01 par value per share(2)	2,684,000	$1.60 (3)	$4,294,400 (3)	$460

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based on the average of the high and low prices on the Nasdaq Global Market on November 29, 2006.

(2)	Issuable upon exercise of warrants together with such indeterminate number of shares as may be issuable pursuant to non-economic anti-dilution provisions contained therein.

(3)	Registration fee based on the exercise price of the warrants in accordance with Rule 457(g) under the Securities Act.
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated November 30, 2006
PHOTOMEDEX, INC.
12,444,000 SHARES OF COMMON STOCK

     This prospectus relates to resales of shares of common stock and shares of common stock underlying warrants previously issued by PhotoMedex, Inc. to the selling stockholders in a private placement transaction.
     The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We will not receive any proceeds from the sale of the shares.
     The selling stockholders may resell the common stock to or through underwriters, broker-dealers, or agents, who may receive compensation in the form of discounts, concessions, or commissions. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares. We will bear all costs, expenses, and fees in connection with the registration of the shares.
     Shares of our common stock are quoted on the Nasdaq Global Market under the symbol “PHMD.” On November 29, 2006, the last reported sale price of our common stock was $1.08 per share. You are urged to obtain current market quotations for the common stock.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 30, 2006

     Our principal executive offices are located at 147 Keystone Drive, Montgomeryville, Pennsylvania 18936, our telephone number is (215) 619-3600 and our Internet address is www.photomedex.com. The information on our Internet website is not incorporated by reference in this prospectus. We have included our Internet website address as an inactive textual reference only. Unless stated or the context otherwise requires, references in this prospectus to “PhotoMedex,” “the Company,” “the Registrant,” “we,” “us,” and “our” refer to PhotoMedex, Inc. and its subsidiaries.
     You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY
     This summary highlights selected features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” before making an investment decision.
PhotoMedex, Inc.
     We are a medical device and specialty pharmaceutical company focused on facilitating the cost-effective use of technologies for doctors, hospitals and surgery centers to enable their patients to achieve a higher quality of life.
     Our business operates in five distinct business units; three in Dermatology and two in Surgical. Business units, or segments, are distinguished by our management structure, products and services offered, markets served or types of customers.
     The Domestic XTRAC® laser segment derives revenues primarily from procedures performed by dermatologists in the U.S. Our XTRAC® laser system is placed in a dermatologist’s office without any initial capital cost and then we charge a fee-per-use to treat skin disease. The International Dermatology Equipment segment, in comparison, generates revenues from the sale of equipment to dermatologists outside the U.S. through a network of distributors.
     Our subsidiary, ProCyte Corporation, known as the Skin Care segment, generates revenues by selling physician-dispensed skincare products worldwide and by earning royalties on licenses for our patented copper peptide compound.
     The Surgical Services segment generates revenues by providing fee-based procedures typically using our mobile surgical laser equipment delivered and operated by a technician at hospitals and surgery centers in the U.S. The Surgical Products segment generates revenues by selling laser products and disposables to hospitals and surgery centers on both a domestic and international basis.
     The XTRAC® laser system is designed and manufactured by us to phototherapeutically treat psoriasis, vitiligo, atopic dermatitis and leukoderma. In January 2000, we received the first Food and Drug Administration (“FDA”) clearance to market an excimer laser system, the XTRAC® laser system, for the treatment of psoriasis. It was followed by FDA 510(k) clearance to treat vitiligo in March 2001, atopic dermatitis in August 2001, and leukoderma in May 2002. The first XTRAC® laser phototherapy treatment systems were commercially distributed in the U.S. in August 2000 prior to any of its procedures being approved for medical insurance reimbursement. In the last several years, we have sought to obtain reimbursement for psoriasis and other inflammatory skin disorders. Obtaining reimbursement for new technologies is a major challenge for any company and in the latter part of 2005 we received many approvals for the reimbursement for use of the XTRAC® laser system. In June 2006 we secured approval from BlueCross BlueShield in Florida. Our manufacturing facility for the XTRAC® laser system is located in Carlsbad, California.
     Our Skin Care business resulted from the acquisition of ProCyte Corporation (or ProCyte) on March 18, 2005. ProCyte, located in Redmond, Washington, markets products for skin health, hair care and wound care. Many of these products incorporate patented copper peptide technologies. In addition to a diversified product line, ProCyte provided a national sales force and increased our marketing department for us.
     The Surgical businesses were acquired on December 27, 2002 as a result of the acquisition of Surgical Laser Technologies, Inc. (“SLT”), located in Montgomeryville, Pennsylvania. In the Surgical business, we also develop, manufacture and market proprietary lasers and delivery systems for both contact and non-contact surgery and provide surgical services utilizing these and other manufacturers’ products. The Montgomeryville facility also serves as our corporate headquarters.

THE OFFERING

Common Stock offered by selling stockholders	12,444,000 (includes 2,684,000 shares issuable upon exercise of warrants to purchase common stock held by the selling stockholders)

Use of proceeds	PhotoMedex, Inc. will not receive any proceeds from the sale of shares in this offering.

Nasdaq Global Market symbol	PHMD
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
     Certain statements in this prospectus include and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include, but are not limited to, statements about the plans, objectives, expectations and intentions of PhotoMedex and other statements contained in this prospectus that are not historical facts. Forward-looking statements in this prospectus or hereafter included in other publicly available documents filed with the Securities and Exchange Commission, or the Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties and other factors which could cause our actual results, performance (financial or operating) or achievements to differ from the future results, performance (financial or operating) or achievements expressed or implied by such forward-looking statements. Such future results are based upon management’s best estimates based upon current conditions and the most recent results of operations. When used in this prospectus, the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate” and similar expressions are generally intended to identify forward-looking statements, because these forward-looking statements involve risks and uncertainties. There are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under “Risk Factors.”

RISK FACTORS
     Our securities are highly speculative and involve a high degree of risk. Only investors who can afford the loss of their entire investment should make an investment in these securities. In addition to the factors set forth elsewhere in this prospectus, prospective investors should give careful consideration to the following risk factors in evaluating us and our business before purchasing our securities.
     There is a limited public market for our common stock. Persons who may own or intend to purchase shares of common stock in any market where the common stock may trade should consider the following risk factors, together with other information contained elsewhere in our reports, proxy statements and other available public information, as filed with the Commission, prior to purchasing shares of our common stock.
Risks Related to Our Business
We have a history of losses, expect future losses and cannot assure you that we will become or remain profitable.
     Historically, we have incurred significant losses and have had negative cash flows from our phototherapy operations. Our surgical products and services business also has generated losses in recent years. To date, we have dedicated most of our financial resources to research and development and selling, general and administrative expenses. As of September 30, 2006, our accumulated deficit was approximately $85.6 million.
     Our future revenues and success depend significantly upon acceptance of our excimer laser systems for the treatment principally of psoriasis, but also of vitiligo, atopic dermatitis and leukoderma. Our XTRAC® laser system for the treatment of these conditions generates revenues, but those revenues are presently insufficient to generate positive cash flows from our operations in the two XTRAC® laser system-related business segments. Our future revenues and success also depends on the continued revenue growth from our skin health and hair care products and our surgical services business and revenue stability within our surgical products business. Our ability to market our products and services successfully and the expected benefits to be obtained from our products and services may be adversely affected by a number of factors, such as unforeseen costs and expenses, technological changes, economic downturns, competitive factors or other events beyond our control.
     We expect to incur losses as we move into fiscal 2007 because we plan to spend substantial amounts on expanding, in accelerated but controlled fashion, our operations in phototherapy. We cannot assure you that we will market any products successfully or operate profitably in the future.
We may need additional financing to maintain and expand our business, and such financing may not be available on favorable terms, if at all.
     We have historically financed our activities through working capital provided from operations, the private placement of equity securities and from lines of credit. We believe that our cash balance, together with access to lease financing for capital expenditures and other existing financial resources, and revenues from sales, distribution, licensing and manufacturing relationships, should be sufficient to meet our operating and capital requirements and opportunities to acquire complementary products and technologies through 2007. However, it is possible that we may have to raise substantial additional capital if:
•	operating losses continue, if anticipated demand for the XTRAC® laser system for the treatment of psoriasis or surgical laser systems do not meet our current expectations;

•	we fail to maintain existing or develop new customers or corporate partners for the marketing and distribution of our skincare products;

•	the geographic expansion of our surgical services is stymied by competition or difficulties executing our business plan and revenue increases do not materialize;

•	our efforts to accelerate favorable growth of our revenues proves more costly than we anticipate; or

•	changes in our research and development plans necessitate unexpected, large future expenditures.
If we need additional financing, we cannot assure you that such financing will be available on favorable terms, if at all. In addition, any future issuance may require stockholder approval to increase our authorized shares of common stock. If we need funds and cannot raise them on acceptable terms, we may not be able to:
•	execute our growth plan for the XTRAC® laser system, surgical services and skincare products;

•	rationalize our manufacturing facilities, if necessary, based on increased demand for the XTRAC® laser system or other surgical products or new skincare products, which may be introduced;

•	take advantage of future opportunities, including synergistic acquisitions;

•	respond to customers, competitors or violators of our proprietary and contractual rights; or

•	remain in operation.
Our laser treatments of psoriasis, vitiligo, atopic dermatitis and leukoderma, our skincare products and our surgical laser products and any of our future products or services may fail to gain market acceptance, which could adversely affect our competitive position.
     No independent studies with regard to the feasibility of our proposed business plan have been conducted by third parties with respect to our present and future business prospects and capital requirements. We have generated limited commercial distribution for our XTRAC® laser system and our other products. Skincare products sales are dependent on existing strategic partners for distributing and marketing our products. We may be unsuccessful in continuing existing or developing new strategic partners in order to maintain or expand the markets for the skincare business’ existing or future products. Our surgical services may fail to gain market acceptance in new territories into which we expand. In addition, our infrastructure to enable such expansion, though stronger than in the past, is still limited. Even if adequate financing is available and our products are ready for market, we cannot assure you that our products and services will find sufficient acceptance in the marketplace to fulfill our long and short-term goals. We cannot assure you that the marketplace will be receptive to our excimer laser technology, skincare products, or our surgical services over competing products, services and therapies or that a cure will not be found for the underlying diseases we are focused on treating. Failure of our products and surgical services to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations.
     While we have engaged in clinical studies for our psoriasis treatment, and based on these studies, we have gained FDA clearance, appropriate CPT reimbursement codes for treatment and suitable reimbursement rates from CMS for those codes, we may face other hurdles to market acceptance if, for example, practitioners in significant numbers wait to see longer-term studies or if it becomes necessary to conduct studies corroborating the role of the XTRAC® laser system as a second-line therapy for treating psoriasis or if patients do not elect to undergo psoriasis treatment using the XTRAC® laser system. We have not had sufficient time to observe the long-term effectiveness or potential side effects of our treatment system for psoriasis, vitiligo, atopic dermatitis or leukoderma nor to gauge what marketing and sales programs, if any, are effective in increasing patients’ demand for the treatment of psoriasis with the XTRAC® laser system.
     In 2003, we improved the reliability and functionality of the XTRAC® laser system and upgraded such lasers both in the U.S. and overseas. In 2004, we obtained FDA 510(k) marketing clearance for a smaller and faster XTRAC® laser system known as the Ultra. These efforts should help us gain market acceptance for the XTRAC® laser system both in the U.S. and abroad, but do not guarantee such acceptance or that we may not encounter further problems in reliability. We have designed the XTRAC® laser system to be user-friendly, such that a properly in-serviced medical technician in a physician’s office may, under the physician’s supervision, safely and effectively administer treatments to a patient. In fact, the CMS reimbursement rates are based on the lower labor rates achieved through such delegation. Nevertheless, whether a treatment may be delegated, and if so to whom and to what extent, are matters that may vary state by state, as these matters are within the province of the state medical boards. In states that may be more restrictive in such delegation, a physician may decline to adopt the XTRAC® laser system into his or her practice, deeming it to be too fraught with too many constraints and finding other outlets for the physician’s time and staff time to be more remunerative. There can be no assurance that we will be successful in persuading such medical boards that a liberal standard for delegation is appropriate for the XTRAC® laser system, despite its design for ease and safety of use. If we are not successful, we may find that even if a geographic region has wide insurance reimbursement, the region’s physicians may not adopt the XTRAC® laser system into their practices.
Our success is dependent on intellectual property rights held by us, and our business will be adversely affected by direct competition if we are unable to protect these rights.
     Our success will depend, in part, on our ability to maintain and defend our patents. However, we cannot give you any assurances that the technologies and processes covered by all of our patents may not be found to be obvious or substantially similar to prior work, which could render these patents unenforceable. Moreover, as our patents expire, competitors may utilize the technology found in such patents to commercialize their own laser systems. In offset to the expiring patents, we endeavor to secure additional patents on critical, commercially desirable improvements to the inventions of the expiring patents. There can be no assurance that we will be successful in securing such additional patents, or that such additional patents will adequately offset the effect of the expiring patents.
     Of particular note is US Patent No. 4,891,818, or “the ‘818 Patent”, which covers, among other things, the design of the gas chamber in the XTRAC® laser system. The 818 Patent will expire on August 31, 2007 and will thereafter no longer serve as a barrier to entry to the relatively reimbursement-rich U.S. market. The additional patent rights we seek may serve less to bar competitors from entry and may serve more, when aggregated with other clinical and competitive strengths, to differentiate and distinguish our product (e.g. the Ultra), in both its utility and its range of applications, from those of competitors. We have therefore chosen in the U.S. market to broaden our fee-per-procedure business model to include a direct sales option, as we have done and continue to do in the international market. Where a competitor infringes on our patent and other proprietary rights, we are prepared, our financial condition permitting, to defend those rights vigorously in the US courts. If we unable through these innovations to preserve our proprietary rights, our ability to market the XTRAC® laser system could be materially and adversely affected.
     A U.S. patent relating to a copper peptide compound manufactured and used in products distributed by Neutrogena under the Neutrogena license agreement expired on February 5, 2005. Upon expiration of this patent, the agreement specifies that lower royalty percentages from sales of such products be used for the remaining term, the impact of which is a reduction in the average effective royalty rate of approximately 50%. The actual amount of royalty income recognized in future periods is dependent upon the royalty percentages in effect during the period and the actual applicable sales reported by Neutrogena, which can vary from quarter to quarter. The expiration of the patent would also allow others, including Neutrogena, to apply the technology covered by that patent in their products.
     Trade secrets and other proprietary information which are not protected by patents are also critical to our business. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they are and even if we are able to prove the breach or that our technology has been misappropriated under applicable state law, there may not be an adequate remedy available to us. In addition, costly and time-consuming litigation may be necessary to enforce and determine the scope of our proprietary rights, and even if we prevail in litigation, the party we prevail over may have scant resources available to satisfy a judgment.
     Further, our skin care business seeks to establish customer loyalty, to in part, by means of our use of trademarks. It can be difficult and costly to defend trademarks from encroachment or misappropriation overseas. Third parties may also challenge the validity of certain of our trademarks. In either eventuality, our customers may become confused and direct their purchases to competitors.
     Third parties may independently discover trade secrets and proprietary information that allow them to develop technologies and products that are substantially equivalent or superior to our own. Without the protection afforded by our patent, trade secret and proprietary information rights, we may face direct competition from others commercializing their products using our technology, which may have a material adverse effect on our business and our prospects.
Defending against intellectual property infringement claims could be time-consuming and expensive, and if we are not successful, could cause substantial expenses and disrupt our business.
     We cannot be sure that the products, services, technologies and advertising we employ in our business do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. We may be subject in the ordinary course of our business to legal proceedings and claims from time to time relating to the intellectual property of others. Any legal action against us claiming damages or seeking to enjoin commercial activities relating to the affected products or our methods or processes could have a material adverse effect on our business and prospects by:
•	requiring us, or our collaborators, to obtain a license to continue to use, manufacture or market the affected products, methods or processes, and such a license may not be available on commercially reasonable terms, if at all;

•	preventing us from making, using or selling the subject matter claimed in patents held by others and subject us to potential liability for damages;

•	consuming a substantial portion of our managerial and financial resources; or

•	resulting in litigation or administrative proceedings that may be costly, whether we win or lose.
Our success depends on third-party reimbursement of patients’ costs for our XTRAC® laser system, which could result in potentially reduced prices or reduced demand.
     Our ability to market the XTRAC® laser system and other treatment products successfully will depend in large part on the extent to which various third parties are willing to reimburse patients or providers for the costs of medical procedures utilizing such products. These third parties include government authorities, private health insurers and other organizations, such as health maintenance organizations. Third-party payers are systematically challenging the prices charged for medical products and services. They may deny reimbursement if they determine that a prescribed device is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. Further, although third-parties may approve reimbursement, such approvals may be under terms and conditions that discourage use of the XTRAC® laser system. Accordingly, if less costly drugs or other treatments are available, third-party payers may not authorize or may limit reimbursement for the use of its products, even if our products are safer or more effective than the alternatives.
     Although we have received reimbursement approvals from an increased number of private healthcare plans, we cannot give assurance that private plans will continue to adopt or maintain favorable reimbursement policies or to accept the XTRAC® laser system in its clinical role as a second-line therapy in the treatment of psoriasis. Additionally, third party payers may require further clinical studies or changes to our pricing structure and revenue model before authorizing reimbursement.
     As of November 2006, we estimate, based on published coverage policies and on payment practices of private and Medicare insurance plans, that approximately 80% of the insured population in the U.S. is covered by the insurance coverage or payment policies that reimburse physicians for using the XTRAC® laser system for treatment of psoriasis. Based on these reports and estimates, we are continuing the implementation of a rollout strategy for the XTRAC® laser system in selected areas of the U.S. where reimbursement is widely available. The success of the rollout depends on increasing physician and patient demand for the treatment. We can give no assurance that health insurers will not adversely modify their reimbursement policies for the use of the XTRAC® laser system in the future.
     We intend to seek coverage and reimbursement for the use of the XTRAC® laser system to treat other inflammatory skin disorders, after additional clinical studies are completed. There can be no assurances that we will be in position to expand coverage for vitiligo or to seek reimbursement for the use of the XTRAC® laser system to treat atopic dermatitis or leukoderma, or, if we do, that any health insurers will agree to a reimbursement policy.
Cost containment measures and any general healthcare reform could adversely affect our ability to market our products.
     Cost containment measures instituted by healthcare providers and insurers and any general healthcare reform could affect our ability to receive revenue from the use of our XTRAC® laser system or to market our skin care products, and surgical laser products, and may have a material adverse effect on us. We cannot predict the effect of future legislation or regulation concerning the healthcare industry and third-party coverage and reimbursement on our business. In addition, fundamental reforms in the healthcare industry in the U.S. and the EU continue to be considered, although we cannot predict whether or when any healthcare reform proposals will be adopted and what impact such proposals might have on demand for our products.
The XTRAC® laser system will continue to be the most promising product that is currently marketed. If physicians do not adopt the XTRAC® laser system, we will not achieve anticipated revenue growth.
     We commercially introduced the XTRAC® laser system in August 2000, but decelerated that introduction while we sought appropriate CPT codes and suitable rates of reimbursement from CMS. After we obtained CPT codes and reimbursement rates from CMS for the CPT codes, we began a rollout strategy for the XTRAC® laser system in the U.S. To achieve increasing revenue, this product must also gain recognition and adoption by physicians who treat psoriasis and other skin disorders. The XTRAC® laser system represents a significant departure from conventional psoriasis treatment methods. We believe that the recognition and adoption of the XTRAC® laser system would be expedited if there were long-term clinical data demonstrating that the XTRAC system provides an effective and attractive alternative to conventional means of treatment for psoriasis. Currently, however, there are still only limited peer-reviewed clinical reports and short-term clinical follow-up data on the XTRAC® laser system. Physicians are traditionally cautious in adopting new products and treatment practices, partially due to the anticipation of liability risks and partially due to uncertainty of third-party reimbursement. If physicians do not adopt the XTRAC® laser system, we may never achieve significant revenues or profitability.
If the effectiveness and safety of our products are not supported by long-term data, our revenues could decline.
     Our products may not be accepted if we do not produce clinical data supported by the independent efforts of clinicians. We received clearance from the FDA for the use of the XTRAC® laser system to treat psoriasis based upon our study of a limited number of patients. Safety and efficacy data presented to the FDA for the XTRAC® laser system was based on studies on these patients. For the treatment of vitiligo, atopic dermatitis and leukoderma, we have received clearance from the FDA for the use of the XTRAC® laser system based primarily on equivalence of predicate devices; we may discover that physicians will expect clinical data on such treatments with the XTRAC® laser system. We may find that data from longer-term psoriasis patient follow-up studies may be inconsistent with those indicated by our relatively short-term data. If longer-term patient studies or clinical experience indicate that treatment with the XTRAC® laser system does not provide patients with sustained benefits or that treatment with our product is less effective or less safe than our current data suggests, our revenues could decline. We can give no assurance that we may find that our data is not substantiated in studies involving more patients; in such a case we may never achieve significant revenues or profitability.

Any failure in our physician education efforts could significantly reduce product marketing.
     It is important to the success of our marketing efforts to educate physicians and technicians in the techniques of using the XTRAC® laser system. We rely on physicians to spend their time and money to attend our pre-sale educational sessions. Positive results using the XTRAC® laser system are highly dependent upon proper physician and technician technique. If physicians and technicians use the XTRAC® laser system improperly, they may have unsatisfactory patient outcomes or cause patient injury, which may give rise to negative publicity or lawsuits against us, any of which could have a material adverse effect on our reputation as a medical device company and our revenues and profitability.
     Similarly, it is important to our success that we educate and persuade hospitals, surgery centers and practitioners of the clinical and economic benefits of our surgical products and services. If we fail to educate and persuade our customers, our reputation, our revenues and our profitability may adversely suffer.
If revenue from a significant customer continues to decline, we may have difficulty replacing the lost revenue.
     Neutrogena, one of the customers for the skin health and hair care products segment that we acquired from ProCyte, accounts for a significant portion of our net revenue in that business segment. ProCyte’s net revenues from Neutrogena in 2004 were $2,768,072, or approximately 20.8% of ProCyte’s gross revenues of $13,320,200 (revenues which pre-date our acquisition and which are not reflected in our financial statements), and for the year ended December 31, 2005, Skin Care’s (ProCyte) net revenues from Neutrogena were $1,421,946, or approximately 10.9% of Skin Care’s (ProCyte) gross revenues of $13,011,694 (revenues which are reflected in our financial statements to the extent that they were earned since March 19, 2005). We receive royalty revenues on sales of products by Neutrogena under the terms of a license agreement with Neutrogena. The royalties from Neutrogena for 2004 and for the year ended December 31, 2005, were $1,214,073 and $609,946, respectively. The license agreement expires in April 2010. A U.S. patent related to the Neutrogena license agreement expired February 5, 2005, the effect of which was a reduction in the percentage paid as a royalty during the remaining royalty period under the license agreement. We also receive revenues from sales of copper peptide compound to Neutrogena pursuant to a related supply agreement. ProCyte’s sales to Neutrogena under the supply agreement for 2004 and for the year ended December 31, 2005, were $1,553,999 and $812,000, respectively. Neutrogena has agreed to an extension of the supply agreement through October 5, 2007, on terms that we regard as generally favorable to us.
     Excluding niche marketing efforts, the Skin Care segment targets its sales in the U.S. market to physicians, who then mark the products up for sale to their patients. No single practice in itself is generally responsible for a significant portion of our sales. However, a number of practices, specializing in hair transplants, are united under the management of a single group, and this group accounts for a meaningful portion of our hair care products aimed at the care of a scalp that has received a hair transplant.
     In the International XTRAC® laser system segment (as well as in the Surgical Products segment), we depend in the international arena for a material portion of our sales on several key distributors, as for example our master distributor in the Pacific Rim. If we lose one of these distributors, our sales of phototherapy and surgical lasers are likely to suffer in the short term.
     In the Surgical Services segment, we find that our model works best if we have several accounts in a territory that have sufficient volume to allow us to be efficient in the delivery of our services. If we lose one of these anchor accounts, then we may become less efficient and therefore less competitive.
     We have acted as contract developer of a system designed to detect cancerous cells in human tissue and have also acted as an OEM manufacturer of surgical lasers and/or delivery systems. Development work is fraught with financial risk and technological uncertainties. OEM work is usually limited to a contracted period of time, at the end of which there may be no extension or renewal.
     The loss or reduction of business from any of our significant customers or strategic partners in that business segment, Neutrogena in particular, or the failure to develop new significant customers or strategic partners could have a material adverse effect on the results of operations and our overall financial condition.
We may not be able to protect our intellectual property rights outside the U.S.
     Intellectual property law outside the U.S. is uncertain and in many countries is currently undergoing review and revision. The laws of some countries do not protect our intellectual property rights to the same extent as laws in the U.S. The intellectual property rights we enjoy in one country or jurisdiction may be rejected in other countries or jurisdictions, or, if recognized there, the rights may be significantly diluted. It may be necessary or useful for us to participate in proceedings to determine the validity of our foreign intellectual property rights, or those of our competitors, which could result in substantial cost and divert our resources, efforts and attention from other aspects of our business. If we are unable to defend our intellectual property rights internationally, we may face increased competition outside the U.S., which could materially and adversely affect our future business, prospects, operating results and financial results and financial condition.

Our failure to obtain or maintain necessary FDA clearances or approvals could hurt our ability to distribute and market our products in the U.S.
     Our laser products are considered medical devices and are subject to extensive regulation in the U.S. and in foreign countries where we intend to do business. In addition, certain of our skincare products and product candidates may be regulated by any of a number of divisions of the FDA and in other countries by similar health and regulatory authorities. Unless an exemption applies, each medical device that we wish to market in the U.S. and certain skincare products that we may wish to market must first receive either 510(k) clearance or pre-market approval from the FDA. Either process can be lengthy and expensive. The FDA’s 510(k) clearance process may take from four to twelve months, or longer. The pre-market application approval process is much more costly, lengthy and uncertain. It may take one to three years or even longer. Delays in obtaining regulatory clearance or approval could adversely affect our revenues and profitability.
     Although we have obtained 510(k) clearances for our XTRAC® laser system for use in treating psoriasis, vitiligo, atopic dermatitis and leukoderma, and 510(k) clearances for our surgical products, our clearances can be revoked if post-marketing data demonstrates safety issues or lack of effectiveness. Further, more stringent regulatory requirements and/or safety and quality standards may be issued in the future with an adverse effect on our business. Although we believe that we are in compliance with all material applicable regulations of the FDA, current regulations depend heavily on administrative interpretation. Future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, may vary from current interpretations and may adversely affect our business and prospects.
Even if we obtain the necessary regulatory approvals for our phototherapy products from foreign governments, market acceptance in international markets may depend on third party reimbursement of participants’ costs.
     We have introduced our XTRAC® laser system through our distributors and to end users into markets in more than 35 countries in Europe, the Middle East, the Far East and Southeast Asia, and in Australia, South Africa and parts of Central and South America. Our presence in these countries varies. We intend to expand the number of countries in these markets where we distribute our products and to deepen our presence in countries where our market penetration is limited. We cannot be certain that our distributors will be successful in marketing XTRAC® laser systems in these or other countries or that our distributors will purchase more than their contractual obligations or in accordance with our expectations.
     Underlying our approvals in a number of countries are our quality systems. We are regularly audited on the compliance of our quality systems with applicable requirements, which can be extensive and complex and subject to change due to evolving interpretations and changing requirements. Adverse audit findings could negatively affect our ability to market our products.
     Even if we obtain and maintain the necessary foreign regulatory registrations or approvals, market acceptance of our products in international markets may be dependent, in part, upon the availability of reimbursement within applicable healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. We may seek international reimbursement approvals for our products, but we cannot assure you that any such approvals will be obtained in a timely manner, if at all. Failure to receive international reimbursement approvals in any given market could have a material adverse effect on the acceptance of our products in that market or others.
We have limited marketing experience, and our failure to build and manage our marketing force or to market and distribute our products effectively will hurt our revenues and profits.
     We have limited marketing experience and limited marketing resources. However, we expect that we will have to expand the number of our sales and marketing personnel in order to implement our marketing programs and strategy so as to increase utilization of the XTRAC® laser system in the U.S. Different programs may call for different strategies and talents. While we may be able to draw on currently available personnel within our organization, we also expect that we will have to increase the number of representatives devoted to the sales and marketing programs and broaden, through such representatives, the talents we have at our disposal. In some cases, we may look outside our organization for assistance in marketing our products, as for example in a program to market our surgical diode laser through the internet. We cannot predict whether the anticipated sales and marketing programs will be successful, either in design or implementation.
     In similar fashion, we cannot predict how successful we may be in expanding our skincare products or surgical services in the U.S., nor can we predict the success of new skincare or surgical products that we may introduce. There are, for example, skincare products and diode and CO2 lasers already in the market against which our comparable products must compete. No assurance can be given that we will be successful in marketing and selling our skin health and hair care products or our diode and CO2 lasers.
     There are significant risks involved in building and managing our marketing force and marketing our products, including our ability:

•	to hire, as needed, a sufficient number of qualified marketing people with the skills and understanding to market the XTRAC® laser system, our skincare products and our surgical products services effectively;

•	to adequately train our marketing force in the use and benefits of our products and services, making them more effective promoters;

•	to set the prices and other terms and conditions for treatments using an XTRAC® laser system and our surgical services in a complex legal environment so that they will be accepted as attractive and appropriate alternatives to conventional service modalities and treatments; and

•	to cope with employee turnover among the sales force in the skin care business, which is highly competitive for talented sales representatives.
We have limited experience manufacturing our products in commercial quantities, which could adversely impact the rate at which we grow.
     We may encounter difficulties manufacturing our products for the following reasons:
•	we have limited experience manufacturing our products in commercial quantities; and

•	we will, in order to increase our manufacturing output significantly, have to attract and retain qualified employees, who are in short supply, for assembly and testing operations.
     Although we believe that our current manufacturing facilities are adequate to support our commercial manufacturing activities for the foreseeable future, we may be required to rationalize our manufacturing facilities to increase capacity substantially. If we are unable to provide customers with high-quality products in a timely manner, we may not be able to achieve market acceptance for our XTRAC® laser system, to maintain the benefits of vertical integration in the delivery of our surgical services or to achieve market acceptance for our skincare products. Our inability to manufacture or commercialize our devices successfully could have a material adverse effect on our revenue.
We may have difficulty managing our growth.
     If additional private carriers approve favorable reimbursement policies for psoriasis and our marketing programs are successful in increasing utilization of the XTRAC® laser system, we expect to experience growth in the number of our employees and customers and the scope of our operations. This growth may place a strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. We also expect that compliance with the requirements of governmental and quasi-governmental bodies will grow more complex and burdensome. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, financial and other systems, to manage multiple, concurrent customer relationships, to respond to increasing compliance requirements and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of our products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and complexity and new product introductions, a key part of our strategy may not be successful.
     In addition, we may acquire additional companies in the medical products and services industry. Accordingly, in the ordinary course of our business, we regularly consider, evaluate and enter into negotiations related to potential acquisition opportunities. We may pay for these acquisitions in cash or securities, including equity securities, or a combination of both. We cannot assure you that attractive acquisition targets will be available at reasonable prices or that we will be successful in any such transaction. Acquisitions involve a number of special risks, including:
•	diversion of our management’s attention;

•	integration of the acquired business with our business; and

•	unanticipated legal liabilities and other circumstances or events.
The XTRAC® laser system and other laser systems we manufacture for surgery require specific component parts that may not be readily available or cost effective, which may adversely affect our competitive position or profitability. Our skin care products may require compounds that can be efficiently produced by a limited number of suppliers.
     Production of our XTRAC® laser system requires specific component parts obtained from our suppliers. Production of our surgical laser systems requires some component parts that will become harder to procure as the design of the system ages. Similarly, our skincare products may require compounds that can be efficiently produced only by a limited number of suppliers. In the event that our suppliers cannot meet our needs, we believe that we could find alternative suppliers. However, a change in suppliers or any significant delay in our ability to have access to such resources would have a material adverse effect on our delivery schedules, business, operating results and financial condition.
Our failure to respond to rapid changes in technology and its applications and intense competition in the medical devices industry or the development of a cure for skin conditions treated by our products could make our treatment system obsolete.
     The medical devices industry is subject to rapid and substantial technological development and product innovations. To be successful, we must respond to new developments in technology, new applications of existing technology and new treatment methods. Our response may be stymied if we require, but cannot secure, rights to essential third-party intellectual property. We compete against numerous companies offering alternative treatment systems to ours, some of which have greater financial, marketing and technical resources to utilize in pursuing technological development and new treatment methods. Our financial condition and operating results could be adversely affected if our medical devices fail to compete favorably with these technological developments, or if we fail to be responsive on a timely and effective basis to competitors’ new devices, applications, treatments or price strategies. The development of a cure for psoriasis, vitiligo, atopic dermatitis or leukoderma would eliminate the need for our XTRAC® laser system for these diseases and would require us to focus on other uses of our technology, which would have a material adverse effect on our business or prospects.
     In addition, competition in the skin health and hair care markets is intense. Our skincare competitors include well-established pharmaceutical, cosmetic and healthcare companies such as Obagi, La Roche Posay, Allergan, Pevonia, Declore and Murad. These competitors have substantially more financial and other resources, larger research and development staffs, and more experience and capabilities in researching, developing and testing products in clinical trials, in obtaining FDA and other regulatory approvals and in manufacturing, marketing and distribution than we do. Further, a number of smaller companies are developing or marketing competitive products. Our skincare competitors may succeed in developing and commercializing products or obtaining patent protection or other regulatory approvals for products more rapidly than we can. Further, competitive products may be manufactured and marketed more successfully than our potential skincare products. Such developments could render our existing or potential skincare products less competitive or obsolete and could have a material adverse effect on our business, financial condition and results of operations.
     As we develop new products or improve our existing products, we may accelerate the economic obsolescence of the existing, unimproved products, and their components. The obsolescent products and related components may have little to no resale value, leading to an increase in the reserves we have against our inventory. On the other side, there is a risk that the new products or improved existing products may not achieve market acceptance and therefore also lead to an increase in the reserves against our inventory.
Our products may be found defective or physicians and technicians may misuse our products and damages may exceed our insurance coverage.
     One or more of our products may be found to be defective after they have been shipped in volume, and require product replacement. Product returns and the potential need to remedy defects or provide replacement products or parts could result in substantial costs and have a material adverse effect on our business and results of operations. The clinical testing, manufacturing, marketing and use of our products and procedures may also expose us to product liability claims. In addition, the fact that we train technicians whom we do not supervise in the use of our XTRAC® laser system when patients are treated and that we train and provide our technicians as part of our surgical services business may expose us to third-party claims if those doing the training are accused of providing inadequate training or if a technician is accused of negligently applying such training. We presently maintain liability insurance with coverage limits of at least $5,000,000 per occurrence. Continuing insurance coverage may not be available at an acceptable cost, if at all. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to its reputation, withdrawal of clinical trial volunteers and loss of revenues. As a result, regardless of whether we are insured, a product liability claim or product recall may result in losses that could have a material adverse effect upon our business, financial condition and results of operations.
If we use hazardous materials in a manner that causes injury or violates laws, our business and operations may suffer.
     Our XTRAC® laser system utilizes a xenon chloride gas mixture under high pressure, which is extremely corrosive. While methods for proper disposal and handling of this gas are well-known, we cannot completely eliminate the risk of accidental contamination, which could cause:
•	an interruption of our research and development efforts;

•	injury to our employees, physicians, technicians or patients which could result in the payment of damages; or

•	liabilities under federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products.
     From time to time, customers return surgical products to us that appear not to have performed to specification. Such products must be decontaminated before being returned to us. If they are not, our employees may be exposed to dangerous diseases.
We depend on our executive officers and key personnel to implement our business strategy and could be harmed by the loss of their services.
     We believe that our growth and future success will depend in large part upon the skills of our management and technical team. The competition for qualified personnel in the laser industry is intense, and the loss of our key personnel or an inability to continue to attract, retain and motivate key personnel could adversely affect our business. We cannot assure you that we will be able to retain our existing key personnel or to attract additional qualified personnel. We do not have key-person life insurance on any of our employees.
     Our success depends in part upon the continued service and performance of our executive officers, including:
•	Jeffrey F. O’Donnell, President and Chief Executive Officer;

•	Dennis M. McGrath, Chief Financial Officer;

•	Michael R. Stewart, Executive Vice President and Chief Operating Officer; and

•	Robin L. Carmichael, Vice President – Marketing.
     Although we have employment agreements with Mr. O’Donnell, Mr. McGrath, Mr. Stewart and Ms. Carmichael, the loss of the services of one or more of our officers could adversely affect our ability to develop and introduce our new products. We note that Mr. Clifford, a former executive officer, left the Company in the second quarter 2006. As Mr. Clifford’s responsibilities included domestic sales and marketing of our dermatology segments, his departure could adversely affect our ability to manage our dermatology businesses and to develop and introduce new products. We intend to mitigate any adverse effects by entering into a consulting arrangement with Mr. Clifford and by redistributing Mr. Clifford’s responsibilities, to the extent possible, over existing resources. There can be no assurance, however, that such efforts in mitigation will be successful.
We may be unsuccessful in integrating the operations of ProCyte with our other business segments.
     We acquired ProCyte with the following goals in mind:
•	that ProCyte’s presence in the skin health and hair care products market would present a growth opportunity for PhotoMedex to market its existing products;

•	that the addition of ProCyte’s sales and marketing personnel would enhance our ability to market the XTRAC® laser system;

•	that the addition of ProCyte’s operations and existing cash balances would enhance PhotoMedex’s operating results and balance sheet;

•	that the combination of the senior management of ProCyte and PhotoMedex would allow complementary skills to strengthen the overall management team; and

•	that the combined company may reap short-term cost savings and have the opportunity for additional longer-term cost efficiencies, thus providing additional cash flow for operations.
     While we have begun to realize each of these goals, we have not fully achieved all of these goals. For example, we are seeking the optimal balance and cross-integration of the ProCyte sales and marketing personnel into the sales and marketing of the XTRAC system. If we fail to attain some of the goals, our overall business and financial health could be materially and adversely affected.
Delaware law and our charter documents have anti-takeover provisions that could delay or prevent actual and potential changes in control, even if they would benefit stockholders.
     We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a business combination between a corporation and an interested stockholder within three years of the stockholder becoming an interested stockholder, except in limited circumstances. In addition, our bylaws contain certain provisions which require stockholders’ actions to be taken at meetings and not by written consent, and also require supermajority votes of stockholders to amend our bylaws and to notice special meetings of stockholders. These anti-takeover provisions could delay or prevent actual and potential changes in control, even if they would benefit our stockholders.
Potential fluctuations in our operating results could lead to fluctuations in the market price for our common stock.
     Our results of operations are expected to fluctuate significantly from quarter-to-quarter, depending upon numerous factors, including:
•	healthcare reform and reimbursement policies;

•	demand for our products;

•	changes in our pricing policies or those of our competitors;

•	increases in our manufacturing costs;

•	the number, timing and significance of product enhancements and new product announcements by ourselves and our competitors;

•	the termination or expiration of significant royalty-generating licensing contracts to which we are party;

•	the expiration of certain of our key patents;

•	our ability to develop, introduce and market new and enhanced versions of our products on a timely basis considering, among other things, delays associated with the FDA and other regulatory approval processes and the timing and results of future clinical trials; and

•	product quality problems, personnel changes, and changes in our business strategy.
     Our quarter-to-quarter operating results could also be affected by the timing and usage of individual laser units in the treatment of patients, since our revenue model for the excimer laser system for the treatment of psoriasis patients and for our surgical services is based on a payment per usage plan.
Our stock price has been and continues to be volatile.
     The market price for our common stock could fluctuate due to various factors. These factors include:
•	announcements related to our efforts to secure favorable reimbursement policies from private carriers concerning the treatment of psoriasis with the XTRAC® laser system or to our efforts to increase utilization of the XTRAC® laser system;

•	acquisition-related announcements;

•	announcements by us or our competitors of new contracts, technological innovations or new products;

•	changes in government regulations;

•	fluctuations in our quarterly and annual operating results; and

•	general market conditions.
     In addition, the stock markets have, in recent years, experienced significant price fluctuations. These fluctuations often have been unrelated to the operating performance of the specific companies whose stock is traded. Market fluctuations, as well as economic conditions, have adversely affected, and may continue to adversely affect, the market price of our common stock.
Our ability to pay dividends on our common stock may be limited.
     We do not expect to pay any cash dividends in the foreseeable future. We intend to retain earnings, if any, to provide funds for the expansion of our business.

Limitations on director liability may discourage stockholders from bringing suit against a director.
     Our certificate of incorporation provides, as permitted by governing Delaware law, that a director shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, with certain exceptions. These provisions may discourage stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders on our behalf against a director. In addition, our certificate of incorporation and bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Delaware law. In addition, we have agreed to indemnify the past and present directors, officers and employees of ProCyte for certain matters, to the same extent such individuals are indemnified by ProCyte, for a period of six years following the effective date of the merger.
USE OF PROCEEDS
     We will not receive any proceeds from the sale of shares by the selling stockholders.
     The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and expenses and fees and expenses of our counsel and our independent registered public accountants.
SELLING STOCKHOLDERS
     We issued 9,760,000 shares of our common stock and warrants to purchase 2,684,000 shares of our common stock in a private placement of securities that closed on November 3, 2006. The private placement transaction was exempt from the registration requirements of the Securities Act of 1933, as amended. We have agreed with each selling stockholder to file a registration statement to register for resale the shares of common stock and shares of common stock underlying the warrants we issued in the private placement transaction in order to permit the selling stockholders to offer the shares for resale from time to time. Such shares may also be sold by donees, pledgees, and other transferees or successors in interest of the selling stockholders. Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or any of our predecessors or affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our shares or other securities.
     The information in the table below is based on information provided by or on behalf of the selling stockholders. Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that could be issued upon the exercise of outstanding options and warrants held by that person that are currently exercisable or exercisable within sixty days are considered outstanding without regard to any limitations on exercise. These shares, however, are not considered outstanding as of November 29, 2006 when computing the percentage ownership of each other person. Percentage of ownership is based on 62,526,054 shares outstanding on November 29, 2006. The information in the table below regarding the shares of common stock beneficially owned after the offering assumes that all of the shares offered by the selling stockholders, including the shares of common stock acquired upon exercise of warrants, are sold, and that the selling stockholders acquire no additional shares of common stock before completion of the offering. Unless otherwise indicated in the footnotes to this table, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. In accordance with the terms of securities purchase agreements with the holders of the shares of common stock and the warrants, this prospectus generally covers the resale of at least 100% of the sum of (i) the number of shares of common stock issued and (ii) the shares of common stock issued and issuable upon exercise of the related warrants, determined as if the outstanding warrants were exercised, as applicable, in full, as of the trading day immediately preceding the date the registration statement for this prospectus was initially filed with the SEC.
     Under the terms of the warrants, a selling stockholder may not exercise the warrants, to the extent such exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.999% of the total number of issued and outstanding shares of common stock (including for such purpose the shares of common stock issuable upon such exercise), unless the selling stockholder waives this limitation on 60-days’ prior written notice to us. The number of shares in the tabular column Number of Warrant Shares Being Offered does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Shares of Common Stock				Shares of Common Stock to be
	Beneficially Owned Prior to		Number of Shares	Number of	Beneficially Owned After
	Offering(13)		of Common Stock	Warrant Shares	Offering(2)
Name of Selling Stockholder	Number	Percentage	Being Offered(13)	Being Offered (1)	Number	Percentage
LB I Group Inc. (3)	4,376,923	7.00%	3,576,923	894,231	—	—
Heller Capital Investments, LLC(4)	427,350	*	427,350	106,838	—	—
Iroquois Master Fund Ltd. (5)	256,410	*	256,410	64,103	—	—
P.A.W. Long Term Partners, LP(6)	914,625	1.46%	164,625	41,156	—	—
UBS O’Connor LLC, fbo O’Connor PIPES Corporate Strategies Master Limited(7)	854,700	1.37%	854,700	213,675	—	—
Hudson Bay Overseas Fund Ltd.(8)	755,555	1.21%	755,555	188,889	—	—
Hudson Bay Fund LP(8)	697,436	1.12%	697,436	174,359	—	—
Otago Partners LLC(9)	128,205	*	128,205	32,051	—	—
Aries Domestic Fund I, LP(9)	29,487	*	29,487	7,372	—	—
Aries Domestic Fund II, LP(9)	23,077	*	23,077	5,769	—	—
Aries Master Fund II(9)	75,641	*	75,641	18,911	—	—
Enable Growth Partners LP(10)	1,235,042	1.98%	1,235,042	308,760	—	—
Enable Opportunity Partners LP(10)	145,299	*	145,299	36,324	—	—
Pierce Diversified Strategy Master Fund LLC, Ena(10)	72,650	*	72,650	18,162	—	—
J. Caird Partners, LP(11)	2,646,958	4.23%	312,100	78,025	2,334,858	3.73%
J. Caird Investors (Bermuda) LP(11)	2,815,600	4.50%	337,900	84,475	2,477,700	3.96%
Raytheon Master Pension Trust (nominee: Bost & Co.)(11)	640,299	1.02%	100,200	25,050	540,099	*
WTC-CTF Global Contrarian Equity (nominee: Finwell & Co.) (11)	962,399	1.54%	153,600	38,400	808,799	1.29%
WTC-CTF DAS Global Contrarian Equity (nominee: Longreef & Co.)(11)	315,800	*	215,800	53,950	100,000	*
WTC-CIF Unconventional Value Portfolio (nominee: Finwell & Co.)(11)	1,090,703	1.74%	171,000	42,750	919,703	1.47%
Figaro Investments Ltd. (nominee: Knotfloat & Co.)(11)	212,700	*	27,000	6,750	185,700	*
Cowen and Company, LLC (12)	—	*	—	244,000	—	—

Totals:	18,676,859	29.87%	9,760,000	2,684,000	8,916,859	14.26%

*	indicates that percentage ownership was less than 1%.

(1)	The warrants have an exercise price of $1.60 per share. The warrants are fully vested and may be exercised any time between May 3, 2007 and November 3, 2011.

(2)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by the prospectus will be held by the selling stockholders.

(3)	LB I Group Inc. is a wholly-owned subsidiary of Lehman Brothers Holding Inc., which is traded on New York Stock Exchange under the symbol LEH. The address of LB I Group, Inc. is 399 Park Avenue, New York, NY 10022.

(4)	Heller Capital Investments, LLC is an investment entity owned by Heller Capital Partners. Ronald I. Heller is the principal of Heller Capital Partners and has voting and dispositive power over the shares held by Heller Capital Investments LLC. Mr. Heller disclaims beneficial ownership of the shares being registered herewith except to the extent of any indirect pecuniary interest herein. The address of Mr. Heller and Heller Capital Investments, LLC is 700 East Palisades Avenue, Englewood Cliffs, NJ 07632.

(5)	Joshua Silverman has voting and dispositive power over the shares being registered herewith and held by Iroquois Master Fund Ltd. Mr. Silverman disclaims beneficial ownership of the shares being registered herewith except to the extent of any indirect pecuniary interest herein . Mr. Silverman and Iroquois Master Fund Ltd. can be reached at 200 Garden City Plaza, Suite 220, Garden City, NY 11530.

(6)	Peter A. Wright is general partner and investment manager for P.A.W. Long Term Partners, LP and has voting and dispositive power over the shares being registered herewith and held by P.A.W. Long Term Partners, LP. Mr. Wright disclaims beneficial ownership of the shares being registered herewith except to the extent of any indirect pecuniary interest herein. Mr. Wright and P.A.W. Long Term Partners, LP can be reached at 4 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831.

(7)	O’Connor PIPES Corporate Strategies Master Limited is a fund which cedes investment control to UBS O’Connor LLC as its investment manager. The investment manager makes all the investment/voting decisions. UBS O’Connor LLC is a wholly-owned subsidiary of UBS AG, which is listed and traded on the New York Stock Exchange under the symbol UBS. UBS AG can be reached at 1 North Wacker Drive, Chicago, IL 60606.

(8)	Hudson Bay Capital Management LP serves as investment manager and advisor to Hudson Bay Fund LP and to Hudson Bay Overseas Fund Ltd. Hudson Bay Capital Management can be located at 120 Broadway, 40th Floor, New York, NY 10271.

(9)	Lindsay A. Rosenwald, M.D. is the managing member of Otago Partners, L.L.C and has voting and dispositive power over the shares being registered herewith and held by Otago Partners LLC. Dr. Rosenwald is also the sole shareholder and chairman of Paramount BioCapital, Inc., a NASD member broker dealer, and of Paramount BioCapital Asset Management, Inc. (“PBCAM”), an investment advisor registered with the Securities and Exchange Commission. PBCAM is the general partner to each of Aries Domestic Fund I, L.P. and Aries Domestic Fund II, L.P., and is the investment manager of The Aries Master Fund II. Dr. Rosenwald disclaims beneficial ownership of the shares being registered herewith except to the extent of any indirect pecuniary interest herein. The principal offices for these funds are 787 7th Avenue, 48th Floor, New York, NY 10019.

(10)	Enable Growth Partners LP; Enable Opportunity Partners LP; and Pierce Diversified Strategy Master Fund LLC, Ena are funds affiliated with Enable Capital Management, Inc. Mitch Levine, managing partner, has voting and dispositive power over the shares being registered herewith and held by Enable Growth Partners LP; Enable Opportunity Partners LP; and Pierce Diversified Strategy Master Fund LLC, Ena. Mr. Levine disclaims beneficial ownership of the shares being registered herewith except to the extent of any indirect pecuniary interest herein. The principal offices for Enable Capital Management and for these funds is located at One Ferry Building, Suite 255, San Francisco, CA 94111.

(11)	Wellington Management Company, LLP is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts: J. Caird Partners, L.P.; J. Caird Investors (Bermuda) L.P.; Raytheon Master Pension Trust, nominee: Bost & Co.; WTC-CTF Global Contrarian Equity, nominee: Finwell & Co.; WTC-CTF DAS Global Contrarian Equity, nominee: Longreef & Co.; and WTC-CIF Unconventional Value Portfolio, nominee: Finwell & Co.; and Figaro Investments Ltd., nominee: Knotfloat & Co. The principal offices of Wellington Management Company are 75 State Street, Boston, MA 02109.

(12)	Cowen and Company, LLC acted as sole placement agent for the shares being registered herewith. Included in Cowen and Company’s fee are the warrants, and the shares underlying such warrants, that are being registered herewith. Cowen and Company, LLC is a wholly-owned subsidiary of Cowen Group, Inc., which is traded on NASDAQ under the symbol COWN. The address of Cowen and Company is 1221 Avenue of the Americas, New York, NY 10020.

(13)	Warrant Shares are not included in the total number of Shares of Common Stock or in Shares of Common Stock Beneficially Owned Prior to Offering, as the Warrant Shares are not exercisable until May 3, 2007.
PLAN OF DISTRIBUTION
     The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act of 1933.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed a supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 supplementing or amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.
     We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act of 1933.
     The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act of 1933.
     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders

LEGAL MATTERS
     The validity of the shares offered by this prospectus has been passed upon by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.
EXPERTS
     The audited consolidated financial statements as of December 31, 2005 and 2004 and for the years then ended (appearing in the Annual Report on Form 10-K of PhotoMedex for the year ended December 31, 2005) have been incorporated by reference in this prospectus in reliance upon the report of Amper, Politziner & Mattia, P.C. (“Amper”), an independent registered public accounting firm, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.
     The audited consolidated financial statements of PhotoMedex, Inc. for the year ended December 31, 2003 (appearing in the Annual Report on Form 10-K of PhotoMedex for the year ended December 31, 2005), have been incorporated by reference in this prospectus in reliance upon the report of KPMG LLP (“KPMG”), an independent registered public accounting firm, and are incorporated by reference herein upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the SEC’s Public Reference Room at prescribed rates. You should call 1-800-SEC-0330 for more information on the SEC’s Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s Internet website at http://www.sec.gov. Most of our SEC filings are also available to you free of charge at our Internet website at http://www.photomedex.com.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC permits us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. In addition to the documents already filed, all reports and other documents which we file with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this registration statement in which this prospectus is contained and prior to effectiveness of the registration statement shall also be incorporated by reference in this prospectus. Furthermore, all reports and other documents which we file in the future with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the sale of all shares covered by this prospectus, shall also be incorporated by reference in this prospectus.
•	Our Annual Report on Form 10-K for the year ended December 31, 2005;

•	Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2006; June 30, 2006; and September 30, 2006;

•	Our Current Reports on Form 8-K filed with the SEC on January 3, 2006; April 6, 2006; April 10, 2006; June 16, 2006; August 18, 2006; November 1, 2006; and November 6, 2006; and

•	The description of our common stock contained in our registration statements filed on Form 8-A under the Securities Exchange Act of 1934 including any amendments or reports filed for the purpose of updating that description.
     If you request, either orally or in writing, we will provide to you a copy of any or all documents which are incorporated by reference. We will provide these documents to you free of charge, but will not include any exhibits, unless those exhibits are incorporated by reference into the document. You should address written requests for documents to: PhotoMedex, Inc., Attn: Davis Woodward, Corporate Counsel, 147 Keystone Drive, Montgomeryville, Pennsylvania 18936, (215) 369-3600. The documents are also available from our website at www.photomedex.com under Investor Relations, then SEC Filings.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by PhotoMedex, Inc. (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee – Securities and Exchange Commission	$1,588
Legal fees and expenses	$8,000
Accounting fees and expenses	$22,500
Miscellaneous expenses	$1,000

Total Expenses	$33,088

Item 15. Indemnification of Officers and Directors.
     Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The Registrant’s Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law of the State of Delaware as currently in effect or as the same may hereafter be amended.
     Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.
     Our Certificate of Incorporation generally provides for the maximum indemnification of a corporation’s officers and directors as permitted by law in the State of Delaware. Further, we may enter into agreements of indemnification with our directors to provide for indemnification to the fullest extent permitted under Delaware law. The Company maintains directors’ and officers’ liability insurance in support of any indemnification obligations we may incur.
Item 16. Exhibits

Exhibit
Number	DESCRIPTION

4.1	Restated Certificate of Incorporation, filed on August 8, 2000 (1)

4.2	Amendment to Restated Certificate of Incorporation, filed on January 6, 2004 (2)

4.3	Amended and Restated Bylaws, dated as of March 17, 2003 (3)

4.4	Securities Purchase Agreement, dated October 31, 2006, by and between PhotoMedex, Inc. and each purchaser a party thereto (4)

5.1	Opinion of Morgan, Lewis & Bockius LLP

Exhibit
Number	DESCRIPTION

23.1	Consent of Amper, Politziner & Mattia, P.C.

23.2	Consent of KPMG LLP

23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page of this Registration Statement)

(1)	Incorporated by reference from Exhibit 3.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

(2)	Incorporated by reference from Exhibit 3.1E to our Annual Report on Form 10-K for the year ended December 31, 2003.

(3)	Incorporated by reference from Exhibit 3.2 to our Annual Report on Form 10-K for the year ended December 31, 2002.

(4)	Incorporated by reference from Exhibit 10.1 to our Current Report on Form 8-K, dated November 6, 2006.
Item 17. Undertakings.
     The undersigned Registrant hereby undertakes:
(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;
provided, however, that paragraphs (a)(i), (a)(ii) and (a)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act that is part of the Registration Statement.
(b)	That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)	That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
We have also agreed to indemnify and hold KPMG LLP (KPMG) harmless against and from any and all legal costs and expenses incurred by KPMG in the successful defense of any legal action or proceeding that arises as a result of KPMG’s consent to the incorporation by reference of its audit report on the Company’s past financial statements incorporated by reference in this registration statement.
SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montgomeryville, Montgomery County, Commonwealth of Pennsylvania on November 30, 2006.
PHOTOMEDEX, INC.

By:	/s/ JEFFREY F. O’DONNELL Jeffrey F. O’Donnell
President and Chief Executive Officer

POWER OF ATTORNEY
     We, the undersigned officers and directors of PhotoMedex, Inc. hereby severally constitute and appoint Jeffrey F. O’Donnell and Dennis M. McGrath and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable PhotoMedex, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD J. DEPIANO Richard J. DePiano	Chairman of the Board of Directors	November 29, 2006

/s/ JEFFREY F. O’DONNELL Jeffrey F. O’Donnell	President, Chief Executive Officer and Director	November 29, 2006

/s/ DENNIS M. MCGRATH Dennis M. McGrath	Chief Financial Officer (Principal Accounting Officer)	November 29, 2006

/s/ ALAN R. NOVAK Alan R. Novak	Director	November 29, 2006

/s/ DAVID W. ANDERSON David W. Anderson	Director	November 29, 2006

/s/ ANTHONY J. DIMUN Anthony J. Dimun	Director	November 29, 2006

/s/ WARWICK ALEX CHARLTON Warwick Alex Charlton	Director	November 29, 2006

/s/ WAYNE M. WITHROW Wayne M. Withrow	Director	November 29, 2006

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